                                                   Swiss Re Life & Health

Mr. Tracy Anderson                                 Philip A Velazquez
Actuary, Institutional Products Group              Actuary
American Express Financial Advisors                Swiss Re Life and Health
IDS Tower 10,T8/1251                               237 Park Avenue
Minneapolis, MN 55440                              New York, New York 10017

                                                   Telephone (212) 907-8420
                                                   Fax (212) 907-8989

                                                   October 16, 1997

Dear Tracy:

This will confirm that American Enterprise Life Insurance Company (AELIC), and Swiss Re Life and Health ("SRLH") have reached substantive agreement for SRLH to reinsure the mortality risk generated by the guaranteed minimum death benefit ("GMDB") provisions within the AEL Personal Portfolio Variable Annuity (or its renamed replacement) issued by AELIC. In general, SRLH agrees to assume defined mortality risk amounts in exchange for an asset based reinsurance premium applied to the greater of aggregate account values and aggregate GMDB.

The general terms of the agreement are set forth on the attached specification pages. They are intended to become effective on October 16, 1997 and apply to new business only. If a revised effective date is desired, please cross out October 16, 1997 and insert in ink the new effective date and initial the change.

Within 30 days from receipt of a signed copy of this letter, SRL&H will send to AEL a pending copy of a formal reinsurance treaty for AEL's review and signature.


Accepted on behalf of                             Accepted on behalf of
American Enterprise Life Ins. Co.                 Swiss Re Life and Health


/s/  Douglas Forsberg                             /s/  Phillip A. Velazquez
Name                                              Name

President                                         Actuary
Title                                             Title

October 22, 1997                                  October 16, 1997
Date                                              Date

                                                  Swiss Re Life & Health

PROPRIETARY REINSURANCE SPECIFICATIONS FOR
AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
Submitted by
SWISS RE LIFE AND HEALTH

GMDB REINSURED
     Annual Ratchet to attained age 80. Reinsurance terminates at the earlier of policyholder and annuitant age 80.

RELATED CONTRACTS
      AEL Personal Portfolio (To be named)

EFFECTIVE DATE
      October 16, 1997

METHOD /MODE
    Automatic reinsurance for a quota-share of the mortality net amount at risk.

MORTALITY NET AMOUNT AT RISK (MNAR)
      MNAR = GMDB - Account Value (but not less than 0)

RETENTION
      None

SRLH QUOTA SHARE
      100% of MNAR

REINSURANCE PREMIUMS - CONTRACTS WITH INITIAL CONSIDERATIONS OF UP TO $1 million
     The reinsurance premium is an asset based reinsurance premium subject to minimum and maximum rate levels varying by issue age.

The minimum premium rate shall be applied to the greater of the average aggregate GMDB value and the average aggregate account value over the reporting period (monthly).

The maximum premium rate shall be applied to the greater of the average aggregate GMDB value and the average aggregate account value over the reporting period.

      The initial premium rate is equal to the minimum premium rate.

The actual premium paid in subsequent periods is equal to 150% of the prior period's death claim reimbursement, subject to the minimum and maximum premium levels mentioned above.

October 16, 1997

         Proprietary Reinsurance Specifications for American Enterprise Life Insurance Company

REINSURANCE PREMIUMS (cont.) The total reinsurance premium in the first month after the effective date of the reinsurance agreement shall at least equal $300. The minimum monthly reinsurance premium shall increase $100 per month thereafter, until it is $1,500 in the thirteenth month after effective date. The total reinsurance premium in the thirteenth month after effective date and any month thereafter shall at least equal $1,500.

The current minimum premium shall be in effect for the duration of the contract. The current maximum premium rate shall be in effect for a minimum of 20 years from the effective date of this reinsurance agreement. Thereafter, it may be increased based on prior experience but not beyond the stated guaranteed maximum rates shown.

The annualized reinsurance premium rates are shown below and are expressed in terms of basis points. In practice, they shall be applied on a monthly basis by utilizing 1/12th of the annualized rates.

               GMDB Design                     Issue      Current Min     Premium Max    Guaranteed Max
                                               Ages
Annual Ratchet to attained age 80              0-59           5.0            10.0             21.0
                                               60-69          7.5            15.0             32.0
                                                70+           12.0           21.0             44.0

REINSURANCE PREMIUMS - CONTRACTS WITH INITIAL CONSIDERATIONS OF $1 - $10 million
     The reinsurance premium is a YRT based reinsurance premium subject to minimum and maximum levels which vary by GMDB design.

The annualized YRT rate is equal to 75% of the 1988 U.S. Life Table and is to be applied to the MNAR for each qualifying contract. In practice 1/12th of the annual YRT rate should be applied to the average MNAR over the previous month.

The minimum premium level is equal to the product of the YRT minimum rate level and the average aggregate account value for each quaiifying contract

The maximum premium level is equal to the product of the YRT maximum rate level and the average aggregate account value for each qualifying contract.

Premium taxes, if any, are factored into the proposed rate and are not reimbursed separately.

October 16, 1997

         Proprietary Reinsurance Specifications for American Enterprise Life Insurance Company

REINSURANCE PREMIUMS - CONTRACTS WITH INITIAL  CONSIDERATIONS  OF $10 million or more Risk amounts for contracts with initial considerations exceeding $10 million will require individual consideration (i.e., facultative consideration).

EXPERIENCE REFUND
      This program is not subject to an experience refund.

TREATY RESERVE SRLH intends to hold the statutory minimum reserves as required by New York, SRLH's state of domicile.

It is anticipated that NY will adopt the AAA recommendation regarding GMDB reserve methodology and that SRLH will establish reserves in accordance with such methodology. In essence, the methodology calls for the reinsurer to establish a general account reserve equal to the present value of projected mortality costs less the present value of reinsurance premiums. Until NY adopts the recommendation, SRLH intends to establish reserves on an interim basis defined as the greater of (a) and (b) defined below:

(a) (80% of reinsurance premiums less 100% of incurred claims) accumulated at a nominal annual interest rate of 6%

(b) one year term cost seriatim reserves calculated based on the net amount at risk as of the valuation date using a valuation rate equal to that used for long-term life insurance and the 1983 GAM table for males and females separately

REINSURANCE BENEFITS SRLH agrees to reimburse American Enterprise Life for the mortality net amount at risk realized upon death as determined by American Enterprise Life under the terms of the contracts reinsured, subject to the benefit limitations set forth below.

Deathclaims shall be reported monthly along with reinsurance premiums and netted from them. A positive net amount will indicate amounts due SRLH. A negative net amount will indicate amounts due American Enterprise Life.

Reinsurance coverage automatically terminates at the earlier of policyholder and annuitant age 80.

October 16, 1997

         Proprietary Reinsurance Specifications for American Enterprise Life Insurance Company

BENEFIT LIMITATIONS SRLH's annual liability shall be capped at 200 basis points of the average aggregate account value inforce multiplied by the quota share percentage reinsured by SRLH over each calendar year of coverage and will apply to all business reinsured under the contract.

RECAPTURE Election is available after the fifteenth anniversary of this agreement, provided that the notional carry-forward is not in a negative position. The notional carry-forward is equal to (Premiums Claims - Expenses - Change in Reserves) brought forward monthly at an annual rate of 6%.

      Upon election, recapture shall occur ratably over a 36 month period. It is irrevocable.

DURATION OF REINSURANCE FACILITY This reinsurance facility shall be available for new business for two years, as measured from the inception of the agreement. The facility may be renewed for another two year period, subject to mutually acceptable terms and with a minimum 90 day notice.

DURATION OF COVERAGE The reinsurance coverage provided hereunder may be continued indefinitely at the option of American Enterprise Life.

ADM INISTRATION This reinsurance agreement assumes that American Enterprise Life will be able to provide bulk reinsurance reports on a monthly basis within 30 days after month-end. These summary reports shall contain the following aggregate month-end information for each product:
         - death benefit
         -  account value in total and split by  sub-account  and fixed  account
         -  cumulative considerations

         - mortality net amount at risk
         - number of contracts
         - cash surrender value

This reinsurance agreement also assumes that American Enterprise Life will provide SRLH with an electronic seriatim listing of all reinsured contracts inforce as of month-end. This listing shall contain the owner's name, date of birth, issue age, social security number, tax status, contract number, issue date, and contract type in addition to the values listed above.